Exhibit 99.2

NICE Announces CX Excellence Award Winners at Interactions EMEA
2019, Celebrating Innovation and Outstanding Service

Winners took innovation in analytics, automation, cloud and workforce management to new heights by delivering superior customer experiences, inspiring employee engagement and boosting positive business outcomes

Hoboken, N.J., June 6, 2019 – NICE (Nasdaq: NICE) brought Interactions EMEA 2019 to a close by celebrating the winners of its annual CX Excellence Awards. In a ceremony attended by customers and leading industry experts, NICE presented awards to five organizations that excelled in the delivery of service and leveraged innovation to ensure unparalleled customer experiences and drive positive business results.

The five winners achieved remarkable results in analytics, automation, cloud and workforce management across the following categories:

•	Best Business Impact – for driving measurable improvements in KPIs including operational efficiency, revenue growth and customer satisfaction. The winner is:

o
Swinton was presented this award for adopting an automation strategy to help guide agents on their new platform and automating repetitive high workload processes using NICE Robotic Process Automation (RPA). Swinton also increased process consistency and drove rapid compliance. Importantly Swinton increased employee engagement and boosted customer satisfaction which led to an increase of 11% in NPS.

•	Best Cloud Implementation – for the implementation of cloud-based solutions to drive rapid innovation while enjoying a complete, omnichannel customer experience suite in the cloud: The winner is:

o
Transcom won this award for combining disparate systems and moving to NICE Nexidia Analytics in the cloud for a client in the Spanish market. Transcom experienced a boost in average handling times (AHT), enhanced compliance, reduced infrastructure investment and drove improvements in revenues as a result.

•	Best Employee Engagement – for enhancing workforce engagement and empowerment, and demonstrating excellence in transparency, retention and motivation strategies. The winner is:

o
Thomas Cook received this award for setting up a Center of Excellence to identify and automate key tasks and thereby assist agents in providing more efficient customer interactions using NICE RPA. These changes facilitated a greater focus on customer service, reduced the average handling time (AHT) of in-house processes, introduced global consistency in reporting and drove millions in savings.

•	Best Customer Experience – for achieving a deep understanding of customers’ personalities and journeys to improve customer experience through advanced, real-time analytics. The winner is:

o
Mesto was presented this award for implementing a new standard for measuring customer experience and loyalty, streamlining the business to quickly respond to issues and improve customer service by leveraging NICE Satmetrix. Of particular note is the improvement of Net Promoter Score by 9%, ensuring 70% of repeat responders remained promoters and driving 13% of responders to become promoters.

•	Rookie of the Year – for demonstrating excellence in quick adoption and turn-up, achieving rapid ROI. The winner is:

o
The Environment Agency won this award for driving a productivity gain of 13-16 FTEs by streamlining processes such as water resource licenses and water quality permit processes to less than 7 minutes each, down from 65 minutes and 45 minutes respectively, using NICE RPA. The accolade celebrates the boost in job satisfaction owing to a reduction in repetitive and increase in higher value tasks, better compliance and accuracy as well as improved brand reputation.

John O’Hara, President, NICE EMEA, said, "Thanks to all the participants and congratulations to the winners of this year's awards. Today's evolving business environment demands innovation at the heart of the business to fulfill the superior service experiences customers are accustomed to.  We're proud to be honoring organizations who embraced innovation and drove benefits for their customers as well as their employees."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.